

December 14, 2012

<u>Via Email</u>
Coca-Cola HBC AG
c/o Jan Gustavsson, Esq.
General Counsel and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens
Greece

> **Re: Coca-Cola HBC AG**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 4, 2012**
> **File No. 333-184685**

Dear Mr. Gustavsson:

As you know, we are continuing to consider and process your exemptive and no-action request letter. Based on recent discussions with your counsel, we are awaiting a revised draft of your letter. Depending on the ultimate dispositions of the matters for which you seek relief, the disclosure in the Form F-4 may be impacted. Please understand that we may have additional comments based on processing of your exemptive and no-action letter.

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Refer to comment 1 in our letter dated November 28, 2012 and your response by letter dated December 4, 2012. As indicated in conversations with your counsel, we believe that Kar-Tess Holdings must be included as a bidder on the Schedule TO that will be filed in connection with this exchange offer. We note in particular that Kar-Tess incorporated the registrant CCHBC, that it is guaranteeing funds necessary to complete

the offer, that it individually designates four directors on Hellenic's board who will also be directors of CCHBC and jointly designates an additional six designees with the Coca-Cola Company, and that it caused CCHBC to enter into tender agreements with Coca-Cola and other shareholders with respect to the exchange offer. As discussed with your counsel, this will impact the analysis of U.S. ownership for purposes of the cross-border exemptions in Regulation 14D. In addition, each bidder on the Schedule TO must individually satisfy the disclosure, dissemination and timing requirements of that Schedule. In the case of this exchange offer, the prospectus should be revised to include the applicable information as to Kar-Tess individually, to the extent it has not already been provided pursuant to General Instruction C to Schedule TO.

2.   See our comment above. Revise the facing page of the registration statement if you are no longer able to rely on the cross-border exemptions set forth in Rule 14d-1(d).

3.   Refer to comment 3 in our letter dated November 28, 2012. We are continuing to consider your response, including the lack of information about the default consideration to be provided in the statutory buy-out because of the uncertainty about when or if you may receive guidance from the HCMC on this issue. We also note that we are continuing to consider the relevant date for judging "equivalency" of the cash and share consideration in the exchange offer. Because the cash election feature will not be available at the commencement of the exchange offer nor will it be available at all during the initial offering period, we are continuing to consider your assertion that equivalency should be judged as of the commencement of the offer, rather than at the time the cash election feature arises (during the subsequent offering period).

4.   Refer to comment 4 in our letter dated November 28, 2012. We have reviewed your response, as supplemented by calls with your counsel. We continue to have questions regarding your compliance with the lock up position as expressed in C&DI 139.30. Please update your response to reflect the information provided supplementally with respect to your plans for the shares to be issued pursuant to the lock ups.

Questions and Answers about the Exchange Offer, page 1

5.   Refer to comment 9 in our letter dated November 28, 2012 and your response, including the revised disclosure on pages 87-90 of the amended prospectus. Some of the mechanical issues raised in prior comment 9 would appear to be material enough to include in this section or the Summary at the forepart of the prospectus. As an example only, the fact that the statutory sell-out may be terminated before the three-month period of the statutory buy-out is completed should be disclosed earlier in the prospectus.

6.   Refer again to comment 9 in our letter dated November 28, 2012 and your response. As to the statutory buy-out, explain that unless you receive different guidance from the HCMC, shareholders who do not make an election will receive CCHBC shares in the buy-out.

7.   Disclose in the Q&A section that Hellenic shareholders remaining after the exchange offer will not incur brokers' fees in the statutory buy-out but would incur such fees if they elect to participate in the sell-out.

Conditions to the Exchange Offer, page 96

8.   Refer to comment 22 in our letter dated November 28, 2012. We reissue this comment. All offer conditions must be described in sufficient detail and context, such that Hellenic shareholders know what events or occurrences (or non-occurrences) will permit the offeror to terminate the exchange offer. If this is an offer condition, it should be described in this section with all other offer conditions, with an explanation regarding the fact that it may be asserted only with prior approval of the Greek authorities.

9.   As you know, we have had discussions with your counsel concerning the LSE listing condition, and specifically, the part of your exemptive and no-action letter which requests relief with respect to the timing of the satisfaction of that condition. We may have further comments on the part of this section dealing with the listing condition, as we consider that condition in the contest of your relief request.

Material Tax Considerations, page 114

10.   We note your response to comment 13 in our letter dated November 28, 2012 and reissue with additional guidance. The opinions included in your filing should set forth a firm conclusion of the material tax consequences to investors. Please revise this section and the summary on page 25 to use the term 'will' instead of 'should' when expressing opinions on the tax consequences. For guidance, see Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011) - Legality and Tax Opinions in Registered Offerings, Section III(C)(4), which is available on our website.

Exhibits

11.   We note the consents included as exhibit 8.1 and 8.2 are undated and unsigned. Please advise us when you anticipate filing signed and dated consents.

Signatures

12.   We note your response to comment 30 in our letter dated November 28, 2012 and reissue. For purposes of U.S. federal securities laws, your Form F-4 must include the

signature of your principal executive officer, principal financial officer, and principal accounting officer. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 5513315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: George H. White, Esq.
        Sullivan & Cromwell LLP